

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2013

Via E-mail
James F. Park
Chief Executive Officer
GeoPark Limited
Nuestra Senora de los Angeles 179
Las Condes, Santiago, Chile

>   **Re: GeoPark Limited**
>   **Amendment No. 1 to Registration Statement on Form F-1**
>   **Filed September 26, 2013**
>   **File No. 333-191068**

Dear Mr. Park:

We have reviewed your registration statement and letter dated September 26, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Selected Explanatory Notes, page F-10

Table 5—Net proved reserves of oil, condensate and natural gas, page F-77

1.   Your response 11 to our September 19, 2013 letter stated that 2012 proved developed reserve increases due to extensions/discoveries included 1.225 MMBOE in Colombia. This proved reserve addition is not disclosed in your document's "Table 5—Net proved reserves of oil, condensate and natural gas" disclosure on page F-77. If the Colombian volumes are correct, please amend your document to include them as required by FASB ASC Paragraph 932-235-50-5. If not, please explain this difference to us.

Exhibit 23.5 – Consent of Ernst & Young Terco Auditores Independentes S.S.

2.   The updated consent from Ernst & Young Terco Auditores Independentes S.S. indicates their consent to "the use of our report dated June 2, 2013." However, the corresponding auditors' report, presented on page F-246 of your filing, is dated July 2, 2013. Accordingly, please obtain and file an updated consent that reflects the correct date of the referenced auditors' report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Donald Delaney, Staff Accountant, at (202) 551-3863 or Ethan Horowitz, Branch Chief at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Maurice Blanco
        Pedro Aylwin
        Juan Pablo Spoerer